Exhibit 99.1

For Immediate Release

Company name: DAIICHI SANKYO COMPANY, LIMITED

Representative: Takashi Shoda, President and Representative Director

(Code no.: 4568, First Section, Tokyo, Osaka and Nagoya Stock Exchanges)

Please address inquiries to Toshio Takahashi, Corporate Officer in Charge,

Corporate Communications Department

Telephone: +81-3-6225-1126

European Mutual Certification Completed for Antihypertensive

Olmetec® Combination Drug

Tokyo, October 7, 2005 – DAIICHI SANKYO COMPANY, LIMITED, has announced that Sankyo Pharma GmbH, a European subsidiary (headquartered in Munich, Germany) of its business subsidiary Sankyo Co., Ltd. (President, Yasuhiro Ikegami), which had previously submitted a MAA (marketing authorization application) under the mutual certification method, has successfully cleared the screening by relevant European member countries and is scheduled to obtain marketing authorization for the European market of its combination drug (development no. CS-866CMB) containing the antihypertensive Olmetec® (generic name: olmesartan medoxomil) and the diuretic hydrochlorothiazide (generic name).

At the present time, olmesartan drug products are being sold in 32 countries around the world. The combination drug formulation Olmetec Plus® has already been launched in Germany, the first applicant country in Europe, and will be launched in other countries successively as soon as their marketing authorization procedures have been cleared.